

March 31, 2009

Mr. William J. Lyons
Executive Vice President and Chief Financial Officer
CONSOL Energy Inc.
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506

> **Re:** **CONSOL Energy Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 17, 2009**
> **Schedule 14A Filed March 23, 2009**
> **File No. 1-32723**

Dear Mr. Lyons:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Off-Balance Sheet Transactions, page 94

1.   We note your statement [emphasis added] that you do "not maintain any off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on {your} condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources *which are not disclosed in the Notes to the Consolidated Financial Statements*." Please discuss and explain here any such arrangements that are likely to have a material current or future effect, or state that there are no

such arrangements, rather than including only the general reference to the Notes to the Consolidated Financial Statements. If you retain a reference to the Notes, make clear precisely where in the Notes you discuss the arrangements.

Exhibits 31.1 and 31.2

2.   We note that you have, in multiple instances, replaced the word "report" with the words "annual report." Also, in the second line of paragraph 4, you have inserted the word "of" between "Exchange" and "Act," and in paragraph 4(d), you have twice deleted the word "fiscal" before the word "quarter." In future filings, please revise so that the language conforms more exactly with the requirements of Item 601(b)(31) of Regulation S-K.

Schedule 14A Filed March 23, 2009

3.   We note your reference at page 35 to the Form S-4 registration statement that you filed on March 13, 2009. Comments regarding that filing, if any, will be issued under separate cover.

Compensation Discussion and Analysis

2008 Performance Goals and Objectives, page 27

4.   Please revise to disclose all qualitative and quantitative performance targets or goals. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent that you believe that disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the qualitative or quantitative performance-related factors would cause competitive harm, you are required to discuss how difficult it was or will be to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K. As appropriate, provide the required disclosure or supplemental explanation regarding the omitted disclosure under "Long-Term Incentive Compensation" and "2009 Long-Term Incentive Compensation."

5.   Please also provide disclosure with regard to each named executive officer's performance relative to each of the qualitative and quantitative performance targets or goals, not merely on an overall basis, and how these performance results were tallied up to calculate the amount of the bonus paid.

Short-Term Incentive Compensation, page 29

6.   We note that you have omitted the "profit objective net income" number. Please see the two preceding comments above.

7.   We note from your Schedule 14A filed March 27, 2008 that it appears the Compensation Committee has in the past used upward discretion to increase payouts. Please disclose whether your current compensation policies continue to contemplate the application of upward discretion to increase payouts. In this regard, we note your discussion of the continuing possibility of the Compensation Committee applying downward discretion to reduce payouts.

2009 Short-Term Incentive Compensation, page 31

8.   We note the description of CONSOL Energy, Inc. short-term incentive compensation on page 30 of the Schedule 14A filed by your subsidiary, CNX Gas Corporation, on March 23, 2009.   In that filing, there is a discussion of the CONSOL Energy, Inc. 2009 short-term incentive opportunity being "based in equal parts on the results of the coal segment, the results of the gas segment and … individual performance, in each case, measured against pre-established performance goals." Please ensure that your disclosure in this section is complete in that regard.

Time-Sharing Agreement, page 49

9.   We note your disclosure concerning a Time Sharing Agreement with your Chief Executive Officer regarding his use of the company's Gulfstream aircraft. It appears from this disclosure that the CEO is only required to pay $1,500 for roundtrip flights on the aircraft from Pittsburgh, Pennsylvania to Toronto, Canada. Please explain whether the CEO's use of the aircraft pursuant to this agreement is for business or personal purposes, and, to the extent that it is for personal purposes, please explain whether the incremental cost to the company of providing this benefit is captured in the amounts reported as compensation to the CEO in the Summary Compensation Table.

Equity Compensation Plan Information table, page 84

10.   We note your statement that "information is included for equity compensation plans approved by CONSOL Energy shareholders." However, this is only part of the information required by Item 201(d) of Regulation S-K. Please revise by using the tabular format specified in Item 201(d) for this table, including the column heading for the left column "Plan category" and the rows "Equity compensation plans approved by security holders," "Equity compensation plans not approved by security holders," and "Total"; and please include all of the information Item 201(d) requires.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Norman Gholson at (202) 551-3237 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Levenberg
N. Gholson